SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Six Months Ended June 30, 2003

ATLAS PACIFIC LIMITED

(Translation of registrant’s name into English)

6 Rous Head Road, North Fremantle WA 6159

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ATLAS PACIFIC LIMITED

A.B.N. 32 009 220 053

AND ITS CONTROLLED ENTITIES

HALF YEAR FINANCIAL REPORT

30TH JUNE 2003

DIRECTORS REPORT

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

FOR THE HALF YEAR ENDED 30TH JUNE 2003

The Directors present the financial report of Atlas Pacific Limited (“the Company”) and the consolidated accounts of the economic entity, being the Company and its controlled entities for the half year ended 30th June 2003 and the auditors report thereon.

DIRECTORS’ REPORT

The Directors of the Company during or since the end of the half year are:

Name	Period of Directorship

Walter Frederick James, M.I.E. Aust, F.A.I.C.D. Chairman	Director since 23 March 1999 Chairman since 1 January 2003

George Robert Warwick Snow, B.Ec., F.A.I.C.D. Deputy Chairman	Director since 28 October 1997

Stephen John Arrow Non-Executive Director	Director since 29 June 1999

Joseph James Uel Taylor, B.Sc. (Biology), Ph.D. Managing Director	Director since 13 September 2000

Admiral Raden Pandji Poernomo Retired Director	Director since 30 November 1995 - 21 May 2003 (Continues as Director of Indonesian subsidiary – PT Cendana Indoperals)

Alexander McBride Kerr, B.A., B.Sc (Econ), M.A., Ph.D Retired Director	Director from 31 August 1993 - 21 May 2003 Chairman from 30 May 1997 - 31 December 2003

ACTIVITIES AND REVIEW OF OPERATIONS

The only activity of the economic entity is that of the development and management of a pearl farming business located in Indonesia. There has been no significant change in the activities of the economic entity since the last year end report.

1.	Profit Result

The Company announces an after tax profit of $906,643 which was achieved on sales revenues of $5,504,730 for the six months period ending 30th June 2003. During the corresponding period last year, ie, six months ended 30th June 2002, the results were a profit of $3,324,342 on sales revenues of $8,109,971.

The gross profit margin for the group has been affected by a lower yield of “sellable” grade pearls compared to previous years. For the first time, many of the pearls harvested this year were the result of repeat operations on oysters. The pearls produced from these re-operated oysters were of poorer quality than pearls produced from, first time operated (virgin) oysters and fewer “sellable” pearls have resulted. The net effect is a reduced overall yield of “sellable” quality pearls compared to the number of oysters operated. The number of virgin oysters seeded during 2001 and 2002 did not increase, largely as a result of lower production of juveniles brought about by the unfavourable climatic conditions (El Nino). At the same time, the Company has increased expenditure in line with future growth strategies.

2.	Sales and Harvests

$4,790,622 of the total sales revenue was achieved from the sale of “sellable” grade pearls. Proportionally fewer pearls were sold in the first half of 2003 than in the co-responding period in 2002 due to a reduced global demand and a lower quantity of “sellable” grade pearls. The revenue for this reporting period has also been effected by the strengthening Australian Dollar against the Japanese Yen (the currency in which the majority of pearls are sold). This and quality differences has led to a lower Australian dollar value per weight of pearls.

DIRECTORS REPORT

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

FOR THE HALF YEAR ENDED 30TH JUNE 2003

3.	Pearl Farm Operations

The restructuring program implemented last year is now well advanced. The Alyui Bay Project in West Papua is now focused on preparing mature oysters for operation, maintaining operated oysters and harvesting. The grow-out of juvenile oysters has been removed from Alyui Bay. This facility remains as the primary pearl production asset of the Company and its dedicated use for this purpose will ensure that maximum cost efficiency is achieved. The restructuring has already seen efficiencies through the reduction in labour requirements. As the costs of the Alyui Bay facilities are largely fixed, the primary objective is to ensure that the maximum number of juvenile oysters are supplied at the cheapest possible cost from other grow-out sites.

The growing of juvenile oysters is now being undertaken at Bali and North Maluku at a greatly reduced cost compared to Alyui.

More than 90% of operations have been on virgin oysters and those oysters that have been re-operated after harvest have been carefully selected for their health and previous pearl quality. The emphasis on the use of virgin oysters is expected to have a positive impact on future yields.

4.	Joint Farming Operations

As has been advised previously, the Company is now committed to two joint hatchery and grow-out facilities, one located on the north coast of Bali and the other located near the island of Bacan on the North Maluku region. Both of these ventures have proved very successful for the Company in meeting its objectives and expectations.

5.	Socio-Political and Security Situation

The focus on the relative instability from a security perspective in Indonesia has been clearly publicised in the media and these risks remain for many countries in S.E. Asia. The Company continues to review the security risk to its staff and assets and has taken steps to provide additional security where possible. Efforts continue in relation to the promotion of good relations between the Company and local and regional stakeholders and national authorities in Indonesia.

6.	Conclusion

The Company has made significant progress in spreading risk through the establishment of geographically diverse grow-out and farm facilities. The change in operational structure has contributed towards better utilisation of the Company’s assets, which we expect to reflect in improved profit margins in the future.

SIGNIFICANT CHANGES

There have been no significant changes in the state of affairs of the economic entity during the period.

DIVIDENDS

On 30th April 2003, a dividend of one (1) cent per share was paid. This dividend was franked to one (1) cent.

DIRECTORS REPORT

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

FOR THE HALF YEAR ENDED 30TH JUNE 2003

MATTERS SUBSEQUENT TO 30TH JUNE 2002

See Note 10.

The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and Nasdaq Stock Exchanges.

DIRECTORS MEETINGS

The attendance at meetings of the Company’s Directors including meetings of the Audit Committee is shown below:

Director	Period	Number of Directors Meetings		Audit Committee Meetings
		Held	Attended	Held	Attended
W.F. James	01/01/03 – 30/06/03	5	5	1	1
G.R.W. Snow	01/01/03 – 30/06/03	5	5	—	—
S.J. Arrow	01/01/03 – 30/06/03	5	4	—	—
J.J.U. Taylor	01/01/03 – 30/06/03	5	5	1 *	1*
A.M. Kerr	01/01/03 – 31/05/03	4	4	1	1
R.P. Poernomo	01/01/03 – 31/05/03	4	4	N/A	N/A

*	Not as a member of the Audit Committee

As at the date of this report the economic entity has an audit committee which is made up of all members of the Board with the exception of the Managing Director. The Directors have the right, in connection with their duty and responsibilities as directors, to seek independent professional advice at the Company’s expense.

DIRECTORS BENEFITS

Pursuant to a lease agreement, Arrow Pearling Company Pty Ltd, a company of which Mr S.J. Arrow is a substantial shareholder and director, provided office accommodation and services for the Australian based operations. An amount of $21,184 was paid to this company for these services during the half year ended 30th June 2003 (6 months to 30th June 2002—$23,825).

Pursuant to a separate agreement, Arrow Pearling Company Pty Ltd earned consultancy fees of $114,621 during the half year for the supply of technical expertise and training of pearl nuclei operations and other pearling matters (6 months to 30 June 2002—$135,609). This agreement was entered into in March 1999 prior to Mr. Arrow becoming a board member and it was entered into on commercial terms.

Admiral R.P. Poernomo received an administrative/office rental fee to accommodate the Jakarta office of PT Cendana Indopearls on normal commercial terms for the equivalent of $18,161 for the six months ending 30 June 2003 (6 months to 30 June 2002—$17,222).

Apart from the foregoing, since the previous financial year end, no Director of the Company has received or has become entitled to receive a benefit (other than the emoluments disclosed in the annual financial statements or the fixed salary of a full-time employee of the Company) by reason of a contract made by the Company or a related company with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS REPORT

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

FOR THE HALF YEAR ENDED 30TH JUNE 2003

DIRECTORS SHAREHOLDINGS AS AT 28TH AUGUST 2003

The relevant interest of each Director in the share capital of the Company, as notified by the Directors to the Australian Stock Exchange in accordance Corporations Act 2001, at the date of this report is as follows:

Current Holdings

	Ordinary Shares
	Direct		Indirect
W.F. James	—		—
G.R.W. Snow	—		14,025,744
S.J. Arrow	—		1,952,934
J.J.U. Taylor	65,000		—
A.M. Kerr	—		1,299,686	[1]
R.P. Poernomo	1,265,000	[1]	—

1.	These are the holdings as at 31st May 2003 when these Directors retired from the Board.

ON BEHALF OF THE BOARD

W.F. JAMES

Director

29th August 2003

STATEMENT OF FINANCIAL PERFORMANCE

ATLAS PACIFIC LIMITED

AND ITS CONTROLLED ENTITIES

FOR THE HALF YEAR ENDED 30TH JUNE 2003

	Note	Consolidated
		2003	2002
		(6 months)	(6 months)
		$	$
Revenue from sale of goods	2	5,504,730	8,109,971
Other revenues from ordinary activities	2	451,301	366,451

Total revenue	2	5,956,031	8,476,422

Expenses from ordinary activities
Cost of goods sold		3,256,443	1,872,478
Marketing expenses		344,409	576,849
Administration expenses		832,315	972,782
Borrowing costs		—	3,295
Depreciation/amortisation expenses		138,058	130,288
Other expenses from ordinary activities		18,920	35,334

Total expenses		4,590,145	3,591,026

Profit from ordinary activities before related income tax expense		1,365,886	4,885,396
Income tax expense relating to ordinary activities		459,243	1,561,052

Profit from ordinary activities after related income tax attributable to members of the parent entity		906,643	3,324,344

Basic earnings per share	3	1.03 cents	4.13 cents
Diluted earnings per share	3	1.03 cents	3.86 cents

STATEMENT OF FINANCIAL POSITION

ATLAS PACIFIC LIMITED

AND ITS CONTROLLED ENTITIES

AS AT 30TH JUNE 2003

	Note		Consolidated
			30/06/03	31/12/02	30/06/02
			$	$	$
CURRENT ASSETS
Cash			3,793,191	6,119,808	7,994,115
Receivables			1,998,423	1,182,741	1,359,363
Inventories			2,536,204	2,924,061	831,155
Self generating and regenerating assets	(a	)	342,702	2,671,601	917,409

Total Current Assets			8,670,520	12,898,211	11,102,042

NON-CURRENT ASSETS
Inventories			93,952	145,237	66,549
Self generating and regenerating assets	(a	)	10,833,678	8,203,530	9,799,609
Property, plant and equipment			2,311,285	2,194,935	2,204,505
Intangibles			122,847	247,776	374,788
Deferred Tax Asset			25,792	25,792	21,082

Total Non-Current Assets			13,387,554	10,817,270	12,466,533

Total Assets			22,058,074	23,715,481	23,568,575

CURRENT LIABILITIES
Accounts payable			975,829	935,500	917,906
Current tax liabilities			—	1,720,422	1,580,951
Interest bearing liabilities			—	—	—
Provisions			118,533	124,387	114,519

Total Current Liabilities			1,094,362	2,780,309	2,613,376

NON-CURRENT LIABILITIES
Deferred tax liability			—	—	961

Total Non-Current Liabilities			—	—	961

Total Liabilities			1,094,362	2,780,309	2,614,337

Net Assets			20,963,712	20,935,172	20,954,238

SHAREHOLDERS EQUITY
Contributed equity	5		18,849,092	18,849,092	17,286,629
Retained profit	6		2,114,620	2,086,080	3,667,609

Total Shareholders Equity			20,963,712	20,935,172	20,954,238

(a)	Self generating and regenerating assets (SGARAs) are defined as non-human living assets of an entity. Under accounting standard AASB1037, the Company is required to list these assets as a separate category of assets to other non living inventory. The assets that are recorded as SGARAs are the oysters that produce the pearls sold by the Company.

The Statement of Financial Position is to be read in conjunction with the notes to and forming part of the half year financial report.

STATEMENT OF CASH FLOWS

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

FOR THE HALF YEAR ENDED 3OTH JUNE 2003

		Consolidated
	Notes	2003	2002
		(6 months)	(6 months)
		$	$
Cash flows from operating activities
Cash payments in the course of operations		(3,740,080)	(4,071,299)
Taxes Paid		(2,986,199)	(1,514,956)
Receipts from sale of pearls		5,641,910	8,846,856
Interest and other items of a similar nature received		110,691	154,251
Interest paid		—	(7,731)

Net cash used in operating activities		(973,668)	3,407,121

Cash flows from investing activities
Payments for property, plant and equipment		(474,836)	(267,660)

Net cash used in investing activities		(474,836)	(267,660)

Cash flows from financing activities
Repayment of borrowing’s		—	(22,498)
Proceeds from conversion of options to shares		—	993,902
Payment of dividends		(878,103)	(1,650,274)

Net cash provided by (used in) financing activities		(878,103)	(678,870)

Net increase/(decrease) in cash held		(2,326,617)	2,460,591
Cash at the beginning of the half-year		6,119,808	5,585,608

Cash at the end of the half-year	8	3,793,191	8,046,199

Non cash transactions

Nil

The statement of cash flows is to be read in conjunction with the notes to and forming part of the half year financial report.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

FOR THE HALF YEAR ENDED 30TH JUNE 2003

1.	BASIS OF PREPARATION OF HALF YEAR FINANCIAL STATEMENTS

This general purpose half year consolidated financial report has been prepared in accordance with the requirements of the Corporations Act 2001 and Accounting Standard 1029 “Interim Financial Reporting” and other mandatory professional reporting requirements. It is recommended that this half year financial report be read in conjunction with the 31st December 2002 Financial Statements and Report and any public announcements by Atlas Pacific Limited and its Controlled Entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

These accounts have been prepared on the basis of historical cost and except where stated, do not take into account changing money values or current valuations of non-current assets.

The accounting policies have been consistently applied by the entities in the economic entity and except where there is a change in accounting policy, are consistent with those of the previous financial year and corresponding half year.

The economic entity is subject to inconsistent revenue flows from the sale of its pearls. Although private treaty sales are effected year-round, the majority of sales are experienced at auctions which are usually held in February and August/September of each year.

For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

A reference to Dollars or $ means Australian Dollars.

		Consolidated
		2003	2002
		(6 months)	(6 months)
		$	$
2.	REVENUE
	The profit/(from normal operating activities) before income tax has been determined after crediting as revenue:
	Sales	5,504,730	8,109,971
	Interest received – other parties	110,691	162,842
	Foreign exchange fluctuation	304,045	149,807
	Other	36,565	53,802

		5,956,031	8,476,422

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

FOR THE HALF YEAR ENDED 30TH JUNE 2003

		Consolidated
		2003	2002
		(6 months)	(6 months)
3.	EARNINGS PER SHARE

	Basic earnings per share	1.03 cents	4.13 cents

	Diluted earnings per share	1.03 cents	3.86 cents

	Weighted average number of ordinary shares used for basic earnings per share	87,810,254	80,485,490

	Diluted earnings per share for 2002 is calculated after taking into consideration all options on issue that remained unconverted at 30th June 2002 as potential ordinary shares.
		Consolidated
		2003	2002
		(6 months)	(6 months)
		$	$
4.	DIVIDENDS
	Dividend Payments –
	A dividend of two (2) cents per share franked to one (1) cent per share was declared and paid in the six months ending 30th June 2003:	878,103	1,650,274

5.	SHARE CAPITAL

	Issued:
	87,810,254 ordinary shares fully paid)	18,849,092	17,286,629

	(31/12/2002 87,810,254 ordinary shares)
	(30/06/2002 82,602,043 ordinary shares)

	During the 6 months ending 30th June 2002, the following shares were issued by the Company:

	Conversion of Secured Convertible Notes to Shares	—	731,080
	Conversion of Options (14 October 2002) to Shares	—	2,968,004
	Conversion of Options( 31 December 2002) to Shares	—	345,000

		—	4,044,084

	No shares, or other securities have been issued by the company during 2003.

6.	RETAINED PROFIT
	Retained profit at the beginning of the half year	2,086,080	1,993,541
	Net Profit attributable to Members	906,643	3,324,344
	Dividend	(878,103)	(1,650,276)

	Retained profit at the end of the half year	2,114,620	3,667,609

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

FOR THE HALF YEAR ENDED 30TH JUNE 2003

7.	SEGMENT REPORTING

(a)	Industry

The undertaking of the Company is predominantly in the pearling industry.

(b)	Geographical

30/06/2003	Indonesia	Australia	Eliminations	Total
Revenue
External segment revenue	59,066	5,896,965	—	5,956,031
Inter-segment revenue	3,053,799	—	(3,053,799)	—

Total segment revenue	3,112,865	5,896,965	(3,053,799)	5,956,031

Result
Profit from ordinary activities after income tax	80,070	1,101,593	—	1,181,663
Unallocated Profit				(275,020)

Net Profit				906,643

Depreciation and amortisation	8,455	4,674	—	13,129
Unallocated				124,929

Total Depreciation and Amortisation				138,058

Non cash expenses other than depreciation and amortisation	—	133,293	—	133,293
Segment assets	14,538,547	35,140,380	(27,620,853)	22,058,074
Segment liabilities	13,884,915	20,585,309	(33,375,862)	1,094,362
Acquisition of-non current assets	474,314	—	—	474,314

30/6/2002	Indonesia	Australia	Eliminations	Total
Revenue
External segment revenue	48,572	8,427,850	—	8,476,422
Inter-segment revenue	1,249,399	—	(1,249,399)	—

Total segment revenue	1,297,971	8,427,850	(1,249,399)	8,476,422

Results
Profit from ordinary activities after income tax	(200,295)	3,649,568	—	3,449,273
Unallocated				(124,929)

Net Profit				3,324,344

Depreciation and Amortisation	—	5,359	—	5,359
Unallocated				124,929

Total Depreciation and Amortisation				130,288

Non cash expenses other than depreciation and amortisation	—	147,707	—	147,707
Segment assets	14,203,075	38,176,003	(28,810,503)	23,568,575
Segment liabilities	13,501,968	22,152,201	(33,039,832)	2,614,337
Acquisition of non-current assets	258,958	8,702	—	267,660

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

FOR THE HALF YEAR ENDED 30TH JUNE 2003

8.	NOTES TO THE STATEMENT OF CASH FLOWS

Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and at bank and short-term deposits at call, net of outstanding bank overdrafts. Cash as at the end of financial period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:

	Consolidated
	2003	2002
Cash at Bank	3,293,191	2,355,559
Bills of exchange	500,000	5,638,556

	3,793,191	7,994,115
Cash per balance sheet
Short term deposits *	—	52,084

Cash and cash equivalents as per statement of cash flows	3,793,191	8,046,199

*	Amount included in receivables $ nil (2002 – $52,084) being funds held on fixed term deposit at the bank as security for the Companys forward exchange hedging contracts.

9.	CONTINGENT LIABILITIES

The Company has a commitment to pay rent for its office accommodation up to the end of its current lease which expires in September 2003. The annual rental for this accommodation is $35,000.

10.	POST BALANCE DATE EVENTS

No matters or circumstances have arisen since the end of the half year which significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial periods.

The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and Nasdaq Stock Exchanges.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS DECLARATION

The Directors declare that the financial statements and notes set out on pages 5 to 11:

(a)	comply with Accounting Standards AASB1029 “Interim Financial Reporting” and the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(b)	give a true and fair view of the consolidated entity’s financial position as at 30th June 2003 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the Directors opinion there are reasonable grounds to believe that Atlas Pacific Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

W.F. JAMES

Director

Perth, Western Australia

29th August 2003

INDEPENDENT REVIEW REPORT TO THE MEMBERS

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

To the members of Atlas Pacific Limited

Scope

We have reviewed the financial report being the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and Directors’ Declaration of Atlas Pacific Limited for the half-year ended 30 June 2003. The disclosing entity’s directors are responsible for the financial report. We have performed an independent review of the financial statements in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the disclosing entity’s financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial statements with the Australian Securities & Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity’s personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Atlas Pacific Limited is not in accordance with:

(a)	the Corporations Act 2001, including:

(i)	giving a true and fair view of the disclosing entity’s financial position as at 30 June 2003 and of its performance for the half-year ended on that date; and

(ii)	complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations; and

(b)	other mandatory professional reporting requirements in Australia.

BDO

Chartered Accountants

G F Brayshaw

Partner

Perth, 29 August 2003

RESULTS FOR ANNOUNCEMENT TO THE MARKET

AS PER APPENDIX 4D

AUSTRALIAN STOCK EXCHANGE LISTING RULES

ATLAS PACIFIC AND ITS CONTROLLED ENTITTES

FOR THE HALF YEAR ENDED 30TH JUNE 2003

1	The reporting period and the previous corresponding period as detailed in this financial statement are 30th June 2003 and 30th June 2002 respectively

			2003	2002	% Change	Up/Down
2	Key Financial Data
	2.1	Revenue	5,956,031	8,476,422	30%	Down
	2.2	Profit from ordinary activities after tax attributable to members	906,643	3,324,344	73%	Down
	2.3	Net profit attributable to members	906,643	3,324,344	73%	Down
	2.4	Dividends

The Directors advise that an interim dividend will not be paid by the Company at this time. The payment of dividends by the Company is subject to the availability of sufficient funds taking into consideration future capital requirements for operational and expansion needs. At this time, the Board does not believe that the cash reserves are sufficient to declare an interim dividend.

3	Net Tangible Assets

	Consolidated
	2003	2002
Net tangible assets per ordinary share	24 cents	25 cents

4	Control was neither gained nor lost over any related party during the six months to 30th June 2003

5	Dividends paid in relation to 2002 profits were as follows:

25th October 2002	2 cents per share	100% franked
30th April 2003	1 cent per share	100% franked

6	Dividend Reinvestment Plan

At the Company’s last AGM held on 21st May 2003, a Dividend reinvestment Plan was approved and the summary of this agreement is as follows:

The Dividend Reinvestment Plan allows shareholders to elect to receive part or all of their dividends in shares issued at a discount to the prevailing market price of the Company’s shares. All or part of the shareholders’ dividends may be reinvested in additional shares at a discount of 5% on the market price, free of brokerage, commission, stamp duty and other costs. A summary of the Dividend Reinvestment Plan is as follows:

•	All fully paid ordinary shares are eligible to participate in the plan;

•	Participation in the plan is optional and no action is required by shareholders if they wish to receive dividends in the usual manner;

•	At the dividend payment date, and on a shareholder having elected to receive part or all of their dividend in new shares, the dividend on shares participating in the plan is automatically reinvested in new shares;

RESULTS FOR ANNOUNCEMENT TO THE MARKET

AS PER APPENDIX 4D

AUSTRALIAN STOCK EXCHANGE LISTING RULES

ATLAS PACIFIC AND ITS CONTROLLED ENTITTES

FOR THE HALF YEAR ENDED 30TH JUNE 2003

•	Shares issued under the plan will be fully paid ordinary shares and will rank equally in all respects with existing ordinary shares and can be sold at any time;

•	When an entitlement calculation ends in a fraction of a share, the entitlement to new shares will be rounded up to the next full share;

•	Under the plan, new shares may be issued at a discount from the market price. The discount is to be determined by Directors from time to time but will be set at 5% at the time that the plan is approved;

•	The minimum number of ordinary shares eligible to participate in the plan is 5,000;

•	There is no brokerage, stamp duty or other charges, The Company will bear the costs of administering the plan;

•	Shareholders can elect to participate up to the maximum amount of the dividend allowed under the plan or they can participate in only part of their holding;

•	Statements will be issued to each shareholder who participates in the plan after the dividend has been paid;

•	The plan may be suspended, modified or terminated by the Directors at any time by giving participants notice in accordance with the rules of the plan;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS PACIFIC LIMITED

	By:	/s/ Simon Charles Bunbury Adams
Date: 10/15/03	Name:	Simon Charles Bunbury Adams
	Title:	Chief Financial Officer